BAOSHENG MEDIA GROUP HOLDINGS LTD

June 19, 2020

Via Edgar

Ms. Katherine Bagley

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Baosheng Media Group Holdings Limited
Draft Registration Statement on Form F-1
Submitted on May 6, 2020
CIK No. 0001811216

Dear Ms. Bagley:

This letter is in response to the letter dated June 5, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Baosheng Media Group Holdings Ltd (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement No. 1”) is being submitted confidentially to accompany this letter.

Prospectus Cover Page, page 2

1. Please briefly describe the "additional items of value" you will be paying to the underwriters in connection with this offering.

In response to the Staff’s comment, we revised our disclosure on page 2.

Our Growth Strategies, page 5

2. Here and throughout your filing, you refer to the importance of “authorized agency status.” In an appropriate place in your filing, please define this term, including the steps you must take to become an "authorized agency" for a particular media company.

In response to the Staff’s comment, we revised our disclosure on pages 10 and 84.

The Offering, page 12

3. Please include your underwriter warrants and underlying shares, listed in your fee table, in your offering summary.

In response to the Staff’s comment, we revised our disclosure on page 12.

Risk Factors, page 14

4. Please include a risk factor discussing the material risks to your business associated with cybersecurity issues. See the Commission Statement and Guidance on Public Company Cybersecurity Disclosures, as well as CF Disclosure Guidance: Topic No. 2 for more information.

In response to the Staff’s comment, we revised our disclosure on page 22.

"Limitations on the availability of data and our ability to analyze such data . . .", page 20

5. We note your disclosure that "there is no assurance that the government will not adopt legislation that prohibits or limits collection of data on the Internet and the use of such data, or that third parties will not bring lawsuits against the media or us relating to internet privacy and data collection." In an appropriate place in your filing, please describe any current or impending data privacy regulations that have had or will have an impact on your business, if known.

We respectfully advises the Staff that there is no known current or impending data privacy regulation that has had or will have an impact on our business.

"If our advertisers delay in settlement of our accounts receivable or if we are unable to issue invoices to our advertisers . . .", page 21

6. We note your disclosure on page 21 that you get paid from some of your advertisers only after they have been issued the VAT invoices in relation to your services. However, your issuance of VAT invoices has been subject to the control of invoice amount at the Horgos tax bureau in 2018. On page 16, you disclose that you attributed the substantial growth of your gross accounts receivable partly to the temporary delay and suspension of issuance of tax invoices by the relevant government authority of Horgos since April 2018, rendering you being unable to invoice your advertisers for their advertising spend, and effectively lengthening the actual collection periods of the receivables due from the affected advertisers. Please disclose the reason(s) why the government authority of Horgos temporarily delayed and suspended the issuance of tax invoices. Further, tell us how and the timing of when you are able to factor this delay in invoice and related payment into your determination of the provision and related allowance for doubtful accounts receivable. Finally, please disclose in MD&A the impact to your liquidity this matter caused, especially as it relates to 2018. In this regard, please discuss your reason for $19.4 million of borrowings from third parties in 2018.

In response to the Staff’s comment, we revised our disclosure on pages 21 and 59.

"Labor Contract Law and other labor-related laws in the PRC may adversely affect our business and our results of operations.", page 30

7. We note your disclosure that "[you] cannot assure [investors] that [you] have complied or will be able to comply with all labor-related law and regulations . . . including those relating to obligations to make social insurance payments and contribute to the housing provident fund." Please clarify why you do not currently know whether you are incompliance with the regulations. If you are not currently in compliance with these regulations, please affirmatively state the same, and disclose the extent to which you are liable for payments and any fines or penalties related to non-compliance.

In response to the Staff’s comment, we revised our disclosure on page 30.

"Regulation and censorship of information disseminated through the Internet in China may adversely affect our business . . .", page 30

8. We note your disclosure that "[t]he PRC government has prohibited the dissemination of information through the Internet that it deems to be in violation of PRC laws and regulations," and "[i]t may be difficult to determine the type of content that may result in liability to [you]." Please enhance your disclosure to briefly describe the steps you take, if any, to ensure that your ad content does not violate these regulations.

In response to the Staff’s comment, we revised our disclosure on pages 30 and 99.

"You may have difficulty effecting service of legal process and enforcing judgment against us and our management.", page 36

9. We note your disclosure that shareholders may have difficulty serving and enforcing judgments against you. Please enhance this risk factor disclosure, or provide additional risk factor disclosure, detailing the other limitations on shareholder rights, if any, due to your status as an exempted Cayman Islands holding company with substantially all of your assets and some of the assets of your directors and executive officers located in the PRC. For example, please disclose any limitations related to obtaining information needed for shareholder investigations or litigation outside of the PRC or otherwise with respect to foreign entities.

In response to the Staff’s comment, we revised our disclosure on page 36.

"Recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations.", page 42

10. We note your disclosure that you are not a "relevant entity" because you are "an entity that is tax resident outside the Cayman Islands." However, you disclose on page 44 that you have chosen to incorporate in the Cayman Islands due to, among other things, a favorable tax system. Please amend your disclosure to clarify what it means to be "tax resident outside the Cayman Islands," and explain how you satisfy this requirement. Alternatively, please revise your registration statement for consistency.

We respectfully advise the Staff that we are not “an entity that is tax resident outside the Cayman Islands”, and therefore have deleted this risk factor as it does not apply to us.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Service Categories, page 51

11. We note your disclosure here and throughout your registration statement that you earn rebates and incentives from media or their authorized agencies for procuring advertisers to place ads with them. We also note your disclosure on page 52 that rebates and incentives from publishers are "usually calculated with reference to the advertising spend of the advertisers and are closely correlated to the gross billing from advertisers." Please explain how you calculate rebates with reference to advertising spend, and make conforming changes to the disclosure beginning on page 88 of your filing.

In response to the Staff’s comment, we revised our disclosure on pages 52 and 90.

Factors Affecting Our Results of Operations and Trend Information, page 52

12. We note your disclosure that "[you] earn revenue mainly from (i) rebates and incentives from publishers for procuring advertisers to place ads with them . . . and (ii) the net fees from advertisers." Please briefly describe your other sources of revenue.

We respectfully advises the Staff that we only derive revenue from (i) rebates and incentives form publishers for procuring advertisers to place ads with them and (ii) net fees earned form advertisers, and we confirm that we do not have any other sources of revenue. In response to the Staff’s comment, we revised our disclosure on pages 14 and 52.

Gross Billing and Media Costs, page 52

13. You define gross billing as "the actual dollar amount of advertising spend of [y]our advertisers, net of any rebates and discounts given to the advertisers." Please clarify whether the "rebates" excluded from net billing are those given by you to advertisers, those given by media to advertisers, or both. Also, throughout your filing, please clearly differentiate between the "rebates" you recognize as revenue and the "rebates" given to advertisers.

In response to the Staff’s comment, we clarified that the rebates excluded from gross billing are only referring to those given to the advertisers by us. We revised our disclosures on page 52.

Results of Operations for the Years Ended December 31, 2019 and 2018, page 54

14. Please revise your discussion to quantify all significant factors causing variances between periods. For example, on page 55, you explain that the $5,786,546 increase in net rebates and incentives earned from publishers was due to an increase of $2,138,394 in revenues generated by your top 5 customers, leaving $3,648,162 of the increase not discussed. Similarly, there is no quantification of the components of the decrease in net fees earned from advertisers due to less net fee-based contracts, versus the effect of increasing media costs due to competition. With respect to revenues broken out between SEM and Non-SEM services, you do not provide the reasons for the relative increases. On page 57 you disclose that selling expenses decreased by $39,388, which was primarily due to a decrease of $14,676 in business travel expenses which only comprises 37% of the change, leaving 63% of the change unidentified, and you do not explain why business travel expenses decreased. In short, please ensure you provide a reason(s) for each of the factors cited in any material revenue or expense variation. Revise your discussion here and elsewhere in your document as necessary. Refer to Item 303(a) of Regulation S-K and MD&A Release No. 33-8350 for guidance.

In response to the Staff’s comment, we revised our disclosure on the analysis of revenues and selling expenses on pages 54 through 57.

Revenues, page 54

15. Please define "average billing per advertiser," including the relevant time period for which you measure this metric.

In response to the Staff’s comment, we revised our disclosure on page 56.

Operating Activities, page 60

16. We note your disclosure that you generally grant a credit term of up to 180 days to advertisers. On page 90, you disclose that media generally grants you credit for up to 60 days for settlement of payments on acquisition of ad inventory on behalf of your advertisers. Please discuss in liquidity the effect of your grant of a credit term of up to 180 days to your advertisers, while you are granted credit only for up to 60 days by media for settlement of payments on the acquisition of ad inventory on behalf of your advertisers. In this regard, you may want to explain the interplay between prepayments, media deposits, and advertiser deposits on your liquidity in your discussion, if relevant.

In response to the Staff’s comment, we revised our disclosure on page 60.

Charge Model Analysis, page 68

17. Please briefly describe the "further action[s] to become a qualified lead for sale," and define "qualified lead."

In response to the Staff’s comment, we revised our disclosure on page 68.

Display Advertising Market, page 70

18. Please briefly define "programmatic purchase."

In response to the Staff’s comment, we revised our disclosure on page 70.

Market Size Breakdown of Online Advertising Market by Media Type (China), 2014-2023E, page 70

19. In your narrative disclosure, please briefly define each of the sub categories of the online advertising market listed in your table on page 70. In this regard, we note that you describe the search engine advertising market and the social media advertising market, but we were unable to find descriptions of the other sub categories listed in the table.

In response to the Staff’s comment, we revised our disclosure on page 73.

Building our own network of KOLs to further develop our social marketing services, page 82

20. We note your disclosure that "[you] intend to build [y]our own network of KOLs across multiple social media platforms with various target audiences to offer a wide array of choices for [y]our advertisers with diverse social marketing needs," and your discussion of the key elements of your KOL-related development plan. Please enhance your disclosure to provide the estimated time frame for the development of your KOL network. As a related matter, we note your disclosure that "managing and popularizing KOL accounts will require upfront expenditure and ongoing operations costs." Please disclose, if you are able, an estimate of the upfront expenditure and ongoing operations costs, and when you expect to begin incurring these expenditures and costs.

In response to the Staff’s comment, we revised our disclosure on page 83.

Our Media, page 86

21. We note the following disclosure related to media deposits: "certain media may require their authorized agencies to place deposits as payment security and/or to signify their commitment in procuring certain minimum amount of ad inventory purchases and/or advertising spend. Certain media may also require deposits to be paid before running advertising campaigns of relevant advertisers, which typically will be refunded following completion of the campaign. From time to time we may pay such deposits on behalf of our advertisers for our own as well as our advertisers’ ease of administrative management. In such cases, depending on the background of such advertisers and our relationship with them, we may or may not require our advertisers to place deposits to us on a back-to-back basis." Please disclose whether and to what extent your current agreements with media companies require these deposits, and the circumstances under which you typically pay such deposits.

We respectfully advises the Staff that the “deposits” required to be paid to media “before running advertising campaigns of relevant advertisers, which typically will be refunded following completion of the campaign” should be categorized as “prepayments”. The outstanding amount of prepayment shall be reduced as an advertiser runs advertising campaigns and incurs advertising spend. Any remaining balance will be refunded to the advertiser upon the completion of the campaign.

In response to the Staff’s comment, we revised our disclosure on page 87.

Payment Cycle, page 90

22. You disclose that "[f]or [y]our non-SEM services, given the variety of types and nature of media and service providers involved, credit terms granted to [you] by these media (or other advertising service providers) for settlement of payments on acquisition of advertising services and ad inventory are more diverse, which may range from prepayments to 180 days." Please disclose the typical or most common credit terms granted to you by media, if estimable. Please also disclose the typical credit terms for rebates and incentives from media (or their authorized agencies) in your written contracts with media.

In response to the Staff’s comment, we revised our disclosure on page 90.

Freezing Order, page 104

23. You disclose that, pursuant to the Freezing Order, as of April 21, 2020, the following assets of Beijing Baosheng were frozen: 100% equity interest in Horgos Baosheng; 100% equity interest in Kashi Baosheng; cash in the amount of RMB 19,568,057 in a bank account at Bank of Hangzhou; and cash in the amount of RMB 611,511 in a bank account at Bank of China. While you discuss on page 58 the impact of the Freezing Order on your liquidity with respect to Beijing Baosheng's bank accounts, it does not appear that you discuss the impact of the Freezing Order on your liquidity related to the freezing of Beijing Baosheng's equity interests in Horgos Baosheng and Kashi Baosheng. Considering your disclosure that "if a company’s equity interest is frozen by a court order, the company’s shareholders may be restricted in: (a) transferring or pledging the equity interest, (b) receiving dividends from the company," and that you rely on dividends from your subsidiaries to meet your cash needs, please amend your MD&A disclosure to discuss the impact of the frozen equity interests on your financial condition and results of operations.

In response to the Staff’s comment, we revised our disclosure on pages 58.

History of Share Capital, page 120

24. Please provide the price and terms of consideration for each of the issuances disclosed in the table. See Item 10.A.6. of Form 20-F.

In response to the Staff’s comment, we revised our disclosure on page 120.

Revenue Recognition, page F-11

25. You disclose two sources of revenues from your operations, rebates and incentives earned from publishers and net fees earned from advertisers. The total of such fees are broken out between SEM services and Non-SEM services at the bottom of page F-12. You further disclose that that fees earned from advertisers are recognized net of the cost of purchase ad inventories and services because you are not a principal in these arrangements since you do obtain control of ad inventories or advertised services. It is unclear to us how you present rebates and incentives earned from publishers. Please clarify how you present rebates and incentives and explain to us your basis for net or gross presentation. Please also explain to us why such revenues are recognized at the point of delivery as opposed to some other time frame. In this regard, providing a background description of how rebates and incentives are earned from publishers may be helpful to our understanding your business, including the significant terms and performance obligations of your agreements with these advertisers and media. Please ensure your response describes for us:

•	the services promised to your customer(s);

•	whether the services represent one or multiple performance obligations; and

•	when the performance obligation(s) is satisfied.

In response to the Staff’s comment, we clarified that we generate advertising agency revenue by charging additional fees to advertisers or receiving rebates and incentives offered by media or their authorized agencies. The services that we provided under these two revenue models are the same, which include helping publishers procure advertisers and facilitate ad deployment on their advertising channels, and purchasing ad inventories and advertising services from publishers for advertisers. We determine that we are not a principal under both revenue model in the arrangements with publishers and advertisers because we do not take control of the ad inventories at any of the time. Factors that support such conclusion mainly include:

•	the publishers is the primary obligor in the related arrangements and are primarily responsible for fulfilling the promise to provide advertising inventories and services;

•	the advertisers determine the media, the media service type and ad term, and benefits from the direction; and

•	the media determines the transaction price for ad inventory and ad deployment on media’s advertising channels.

We recognize all of the revenues on a net basis, which equal to: (i) rebates and incentives offered by publishers, netting the rebates to advertisers (if any); and (ii) net fees from advertisers, when we transfer the control of the facilitation service commitments, i.e., when the publishers deliver advertising services to the advertisers. Under the CPC pricing model of media, the publishers introduce internet users to its advertisers through the auction-based systems and charge advertisers on a per-click basis when the users click on the displayed links. The publishers deliver advertising services to the advertisers at the point in time when users click on the displayed links. Under the CPA pricing model of media, the advertisers are charged based on the times that users download from the displayed links, the publishers delivered advertising services at the point in time. Under the CPT pricing model of media, the publishers delivers advertising services over time when the advertising links are displayed over the contract periods, and therefore we recognize revenue on a straight-line basis over the contracted display period. During the years ended December 31, 2019 and 2018, revenues from the advertising services under CPT pricing model that we arranged are immaterial.

To provide further clarification regarding the revenue recognition under both revenue model for rebates and incentives offered by publishers and net fees from advertisers, we revised our disclosure on page 63 and F-11 accordingly.

Note 2. Summary of Significant Accounting Policies

Value added taxes, page F-13

26. We are unclear on your policy for VAT as disclosed in this footnote and whether VAT related cash flows are reflected in the statements of income. Please review and consider revising this footnote to clarify. In this regard, you may want to clarify how gross receipts and net revenues are reflected in the financial statement captions, if at all.

In response to the Staff’s comment, we revised our disclosure on page F-13.

Notes to Consolidated Financial Statements

Note 11. Equity

Cash dividends, page F-22

27. Please disclose in your discussion of liquidity how you plan to pay dividends payable at December 31, 2020. If you plan to pay them out of your proceeds from this offering, update your Use of Proceeds disclosure on page 45 for consistency. We may have further comment.

In response to the Staff’s comment, we revised our disclosure on pages 59 and F-22.

Exhibit Index, page II-8

28. We note that you intend to file the tax opinion of Dentons LLP as Exhibit 8.1 to your registration statement. If this is a short form tax opinion, please confirm that you will clearly disclose in your filing that the disclosure in the tax consequences section of the prospectus is the opinion of Dentons LLP.

In response to the Staff’s comment, we revised our disclosure on page 141.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Wenxiu Zhong
Name: Wenxiu Zhong
Title: Chief Executive Officer, Chairman, and Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC